UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 1-4422

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

Western Industries – North, LLC

Western Industries Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA 30324

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

Financial Statements

December 31, 2019 and 2018

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the

Western Industries Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Western Industries Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Windham Brannon, LLC

We have served as the Plan’s auditor since 2007.

Atlanta, Georgia

June 24, 2020

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WESTERN INDUSTRIES
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

ASSETS	2019	2018
INVESTMENTS:
Investments at fair value	$22,523,660	$19,014,657
Investments at contract value	11,385,840	11,198,263
Total Investments	33,909,500	30,212,920

RECEIVABLES:
Employer contribution receivable	411,899	425,174
Notes receivable from participants	733,001	773,667

Total Receivables	1,144,900	1,198,841

NET ASSETS AVAILABLE FOR BENEFITS	$35,054,400	$31,411,761

The accompanying notes are an integral part of these financial statements.

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WESTERN INDUSTRIES
RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2019

ADDITIONS:
Net appreciation in investments	$4,310,303

Interest on notes receivable from participants	40,831
Contributions:
Employer, net of forfeitures	584,245
Participants	844,397
Rollovers	41,229
1,469,871
Total Additions	5,821,005

DEDUCTIONS:
Distributions to participants	1,969,988
Participant transaction charges	4,496
Total Deductions	1,974,484
Net Increase	3,846,521

Transfer of assets out of Plan	(205,920)
Transfer of assets into the Plan	2,036

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	31,411,761
END OF YEAR	$35,054,400

The accompanying notes are an integral part of these financial statements

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Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

1.	DESCRIPTION OF PLAN

The following description of the Western Industries Retirement Savings Plan (the “Plan”) is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated, is a defined contribution plan covering eligible employees of Western Industries North, LLC (the “Company” and the “Plan Sponsor”) and Western Industries South, LLC (excluding the Western Sales employees, Supervisors and Managers as amended in the Plan Restatement). Rollins, Inc. is the Company’s parent. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan administrator has the discretion to provide transfers to and from defined contribution plans maintained by related companies. This provision is intended primarily to facilitate the periodic transfers to and from the Rollins 401(k) Savings Plan (“Rollins Plan”) or the Waltham Services, LLC Tax-Favored Employees’ Savings Plan (“Waltham Plan”), without requiring participant elections, but may also apply to other 401(k) plans from other acquisitions.

The Plan has designated the Plan investment fund invested primarily in Rollins, Inc. common stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”). The Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. common stock in cash as taxable compensation or to have such dividends paid to the Plan and reinvested in Rollins, Inc. common stock with taxes deferred. Participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. common stock held in their accounts under the Plan.

Eligibility

Employees are eligible to participate in the Plan following completion of three months of service for fulltime employees and one year of service in which at least 1,000 hours of work was completed for non-fulltime employees. Employees enter the Plan on the first day of the quarter following attainment of eligibility requirements.

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Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

Contributions

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation, unless the employee elects differently. Effective January 1, 2018 eligible employees were given the opportunity to elect Roth contributions. Participants may elect to contribute up to 75% of eligible compensation as defined by the Plan, except for highly compensated employees who may contribute from 1% to 8.5% of their compensation. Contributions by participants are not to exceed the annual maximum of $19,000 in 2019. Participants age 50 or older may also make additional “catch-up” contributions limited to $6,000 in 2019. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollovers”). The Company matches each participant’s contribution equal to $0.50 for each $1.00 contributed limited to the first 3% of the participant’s compensation. The Company match is contributed to employees each pay period. For the year ended December 31, 2019, the Company contributed approximately $172,000 (net of forfeitures) in matching contributions.

Discretionary contributions made by the Company under a profit sharing program are determined at the end of the year by the Company’s Board of Directors. Participants whose compensation is in excess of the Social Security taxable wage base receive an allocation equal to the greater of 5.7% or a percentage equal to the Social Security contribution rate in effect at the beginning of the Plan year of such excess compensation. The contributions remaining after making the allocation, if any, are allocated to all eligible participants based on the ratio of a participant’s compensation to the total compensation of all eligible participants, provided the participant has completed 1,000 hours of service during the Plan year and is an employee on the last day of the Plan year. No discretionary profit sharing contributions were made in 2019.

Additional discretionary Company contributions are determined at the end of the year by the Company’s Board of Directors. The Company can elect to provide an additional discretionary contribution up to 3% of a participant’s compensation. To be eligible for the additional discretionary contribution, the participant must be actively employed on the last day of the Plan year and have completed 1,000 hours of service during the Plan year. An additional discretionary contribution of approximately $412,000 was made for 2019.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contribution and earnings on the investments in their account and is charged with specific transaction fees. Participants direct the investment of their contributions and any Company contributions into various investment options offered by the Plan. The Plan currently offers fifteen mutual funds, one synthetic guaranteed investment contract (GIC), and Rollins, Inc. common stock as investment options for participants. Participants may change their investment options on a daily basis. The default investment fund is selected by the Administrator. The Administrator has elected GoalMaker (an asset allocation model based on the participants expected retirement date which includes various fund options offered by the Plan) as the default investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Approximately 29% of the participants are no longer employees of the Company.

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Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

Notes Receivable from Participants

The Plan provides for loans to participants up to the lesser of 50% of the individual participant’s vested account balance of employee contributions plus actual earnings thereon or $50,000. Principal and interest are paid ratably through payroll deductions. A participant’s loan payments of principal and interest are allocated to their account and invested according to their current investment elections. Loan terms range from 1 to 5 years. Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus 1%. Interest rates are updated quarterly. The update takes place on the last business day of the calendar quarter effective for loans made on or after the first business day of the subsequent quarter. Interest rates on outstanding loans as of December 31, 2019 ranged from 4.25% to 6.50%. Participants may only have one loan outstanding at a time.

Vesting

Participants are vested immediately in their contributions, plus actual earnings thereon. Upon normal retirement, disability, or death, each participant is 100% vested in the Company’s contributions. Participants vest in the Company’s additional discretionary and profit sharing contributions based on the following schedule:

Years of Credit Service	Vesting

Less than 2 years	0%
Between 2 and 3 years	20%
Between 3 and 4 years	40%
Between 4 and 5 years	60%
Between 5 and 6 years	80%
6 years or more	100%

Participants hired prior to January 1, 2007 vest in the additional discretionary and profit sharing contributions based on a vesting schedule that begins at 3 years and earns 20% each year thereafter through 7 years of service.

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Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

A participant’s vested percentage in the Company match contributions is determined in accordance with the following schedule:

Years of Credit Service	Vesting

Less than 1 year	0%
Between 1 and 2 years	20%
Between 2 and 3 years	40%
Between 3 and 4 years	60%
Between 4 and 5 years	80%
5 years or more	100%

Forfeitures

Forfeitures are created when participants terminate employment before becoming vested in the Company’s contributions. Forfeitures were $1,235 at December 31, 2019 and $2,128 at December 31, 2018. Forfeitures are used to reduce employer matching contributions to the Plan. Forfeitures of $25,540 were used in 2019 to reduce the Company’s matching contribution.

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant, or their beneficiary, may receive the total value of their vested account in either a single lump-sum payment in cash, installments over a period of not more than a participant’s assumed life expectancy, in-service withdrawals, or in a joint and 100% survivor annuity. For participants who have attained age 70½, payments are made in accordance with minimum annual amounts as described in applicable sections of the Internal Revenue Code.

Withdrawals of all or any part of vested contributions during employment are permitted under hardship circumstances which are set forth in accordance with applicable sections of the Internal Revenue Code and approved by the Plan Administrator. After a hardship withdrawal, a participant may not make contributions into their account for a period of six months.

Participants may withdraw all or a part of their accounts, including the Company matching contributions, upon reaching age 59½ or upon becoming disabled.

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Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

Participant Transaction Charges

All loan fees, investment transaction fees, and recordkeeping fees are paid by participants through a per-participant charge. Fees not covered by the per-participant charge are paid with some of the revenue-sharing amounts, with the excess amounts returned to the Plan, which are then allocated to the participant accounts in accordance with ERISA. Loan fees are charged directly to the participant requesting the loan. Transaction, recordkeeping, and audit fees are included in the administrative expenses. The Company paid all other administrative expenses of the Plan during 2019.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Internal Revenue Code. In the event of Plan termination, participants would become fully vested.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investments held by a defined contribution plan are required to be reported at fair value, except for the fully benefit-responsive investment contract. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net change in fair value of investments includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

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Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

Notes Receivable from Participants

Notes receivable from participants are carried at their unpaid principal balance. Interest income is recognized when received, primarily per pay period. As delinquent participant notes receivable that are 90 days past the due date are recorded as distributions based on the terms of the Plan agreement, no allowance for credit losses has been recorded as of December 31, 2019 or 2018.

Benefit Payments

Benefit payments are recorded when paid.

3.	FAIR VALUE MEASUREMENTS

Generally accepted accounting principles establish a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets, that the Plan has the ability to access, for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs from quoted market prices in active markets for similar assets and liabilities, which are observable for the asset or liability, either directly or indirectly. The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:

Mutual funds and common stock – These investments consist of various publicly-traded mutual funds and common stock and are categorized as Level 1. The fair values are based on quoted market prices for the identical securities in an active market.

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Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

Fair value information for investments that are measured at fair value on a recurring basis was as follows at December 31, 2019 and 2018:

	Fair Value Measurements at December 31, 2019
	Level 1	Level 2	Level 3	Totals
Mutual funds	$19,594,295	$—	$—	$19,594,295
Rollins, Inc. common stock	2,929,365	—	—	2,929,365
Total investments, at fair value	$22,523,660	$—	$—	$22,523,660

	Fair Value Measurements at December 31, 2018
	Level 1	Level 2	Level 3	Totals
Mutual funds	$15,859,534	$—	$—	$15,859,534
Rollins, Inc. common stock	3,155,123	—	—	3,155,123
Total investments, at fair value	$19,014,657	$—	$—	$19,014,657

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan holds a portfolio of investment contracts that comprises a synthetic guaranteed investment contract (GIC). This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The synthetic GIC is a wrapper contract paired with underlying investments which are owned by the Plan. The underlying investments consist of high-quality, intermediate fixed income securities. The wrapper contract relating to the synthetic GIC was purchased through Prudential Bank & Trust, F.S.B. The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract. The rate is reset every six months.

5.	INCOME TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated April 15, 2016 that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and has no income subject to unrelated business income tax. The Plan’s income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

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Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2019 and 2018, respectively, the Plan held approximately 88,340 and 87,400 shares of Rollins, Inc. common stock. The fair value of the Plan’s investment in Rollins, Inc. common stock at December 31, 2019 and 2018 was approximately $2.9 million and $3.2 million, respectively. During 2019, the Plan received $41,400 in dividends in Rollins, Inc. common stock, which was used to purchase additional shares of the stock.

At December 31, 2019 and 2018, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company (“Prudential”). Prudential is a service provider for the Plan; therefore, transactions in this security qualify as party-in-interest transactions.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2019 and 2018:

	2019	2018

Net assets available for benefits per the financial statements	$35,054,400	$31,411,761
Less: employer contributions receivable at end of year	(411,899)	(425,174)
Net assets available for benefits per the Form 5500	$34,642,501	$30,986,587

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2019:

Increase in net assets available for benefits per the financial statements	$3,846,522
Less: employer contributions receivable at end of year	(411,899)
Add: employer contributions receivable at beginning of year	425,174
Increase in net assets available for benefits per the Form 5500	$3,859,797

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Supplemental Information

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WESTERN INDUSTRIES
RETIREMENT SAVINGS PLAN

EIN: 20-0890604         Plan no: 006

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2019

(a)	(b)	(c)		(e)

	Identity of Issuer, Borrower,
	Lessor or Similar Party	Description of Investment		Current Value

		Mutual Funds:
	Franklin	Franklin Growth Adv		2,357,338
	Victory Funds	Victory Sm Company Opp I		200,643
	Victory Funds	SYCA ESTB VAL R6		987,726
	Vanguard Funds	Vanguard Windsor II Adm Fund		3,477,520
	Vanguard Funds	Vanguard Tru 500 Admiral		1,309,444
	T. Rowe Price Funds	T. Rowe Price New Horizons Fund		1,646,499
	American Funds	Capital World Growth R4 Fund		87,353
	Vanguard Funds	Mid Cap Index		64,102
	Vanguard Funds	Vanguard Tot Stk Admiral		826
	DWS	Metropolitan West Total		1,726,156
	Oakmark	Equity & Income		2,939,205
	American Funds	American Europacific Growth Fund		3,204,393
	Hartford Funds	Hartford Midcap FD CL Y		1,382,375
	Vanguard Funds	Vanguard Small CAP Index Admir		3,225
	Vanguard Funds	Vanguard Bond Index		207,490
*	Rollins, Inc.	Common Stock		2,929,365
	Total Investments at fair value			22,523,660

*	Prudential	Prudential Guaranteed Fund, Western		11,385,840

*	Participant loans	Interest rates of 4.25% - 6.50%		733,001
			Assets held at end of year	$34,642,501

	*Indicates a party-in-interest to the Plan

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

(Registrant)

By:
Date:	June 24, 2020		James C. Benton Jr.
Managing Director Compensation and Benefits

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INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Windham Brannon, LLC, Independent Registered Public Accounting Firm.
17